Graubard Miller
                              The Chrysler Building
                              405 Lexington Avenue
                            NEW YORK, N.Y. 10174-1901
                                 (212) 818-8800
facsimile:
(212) 818-8881                                                   (212) 818-8638


                                                                  June 24, 2005

VIA EDGAR and FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:    Chardan China Acquisition Corp. II
                         Registration Statement on Form S-1
                         Filed May 17, 2005
                         File No. 333-125016

                         Chardan China Acquisition Corp. III
                         Registration Statement on Form S-1
                         Filed May 17, 2005
                         File No. 333-125018


Dear Mr. Reynolds:

      On behalf of Chardan China Acquisition Corp. II ("Chardan II") and Chardan China Acquisition Corp. III ("Chardan III" and together with Chardan II, the "Company"), we respond as follows to the Staff's comment letter received on June 17, 2005 relating to the above-captioned Registration Statements. Captions and page references herein correspond to those set forth in Amendment No. 1 to each of the Registration Statements, copies of which have been marked with the changes from the original filings of the Registration Statements. We are also delivering three (3) courtesy copies of each such marked Amendment No. 1 to John Zitko. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of each marked Amendment No. 1 where in such amendment our responses to the Staff's comments are reflected.

General

1. Prior to the effectiveness of these registration statements, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in these offerings.

      Prior to the effectiveness of the Registration Statements, we will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in these offerings.

2. Provide disclosure in a prominent place in the prospectus (e.g., the Summary) detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. In this regard, please explain the last sentence of the next to last paragraph under "Use of proceeds." Please disclose any limits on remuneration paid following a combination. If none, please disclose. Discuss the fees that may or will be paid to officers and directors after a business combination. Add a risk factor. We may have further comment.

      We currently indicate on page 6 of the "Prospectus Summary" under the heading entitled "Limited payments to insiders" that the only fees to be paid to the Company's existing stockholders, including its officers and directors, will be the repayment of the aggregate $80,000 non-interest bearing loans made by Kerry Propper and Chardan Capital Partners, the payment of a $7,500 per month fee to Chardan Capital, LLC and the reimbursement of any out-of-pocket expenses incurred by such individuals in connection with certain activities on the Company's behalf, such as identifying and investigating possible business targets and business combinations. We further currently indicate on page 35 of the prospectus under the headings "Proposed Business - Effecting a business combination - Sources of target businesses" that in no event will any of the Company's existing officers, directors or stockholders, or any entity which they are affiliated with, be paid any finder's fee, consulting fee or other similar compensation prior to or in connection with the consummation of a business combination. We have added similar disclosure to page 36 of the prospectus under the heading "Proposed Business - Effecting a business combination - Selection of a target business and structuring of a business combination."

      With respect to compensation that may be paid to the Company's existing stockholders, officers and directors following a business combination, we have indicated in the prospectus that although it is possible that some of the Company's key personnel may remain with the Company following a business combination, they would only be able to do so if they are able to negotiate employment or consulting agreements in connection with such business combination. The terms of the compensation to be paid to such individuals would be determined at that time between the respective parties. Additionally, the Company will not consider the ability of its key personnel to remain with the Company after the consummation of a business combination as a factor in determining whether to proceed with any potential business combination. We have added disclosure to the eighth risk factor indicating the foregoing. Please also see the response to Comment No. 6 below.

Summary, page 1

Redemption

3. Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $8.50 per share or more for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders in order for the redemption rights to apply.

      We currently indicate on page 4 in the "Prospectus Summary" and on page 56 in the "Description of Securities" section of the prospectus that management believes that such redemption criteria would give warrantholders a reasonable premium to the initial exercise price and provide a sufficient degree of liquidity to cushion the market reaction to the Company's redemption call. Accordingly, we have not made any revision to the prospectus in response to this comment.

4. We note your statement that you will not proceed with a business combination if a majority of public stockholders fail to vote in favor of the business combination and public stockholders owning 20% or more of the shares sold in this offering vote against the combination and exercise their conversion rights. Please revise or advise as appropriate. It would appear from disclosure on page 38 that either of these conditions would result in the business combination not being completed.

      We currently indicate on page 6 in the "Prospectus Summary" under the subsection entitled "Stockholders must approve business combination" that the Company "will proceed with a business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination and public stockholders owning less than 20% of the shares sold in this offering exercise their conversion rights described below." Accordingly, both conditions must be satisfied for a business combination to be completed. We believe the foregoing is properly described in the prospectus.

Risk Factors, page 10

5. In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

      We have deleted the reference to interest income in the first risk factor as requested.

6. Please explain the disclosure in the first full risk factor on page 13 that key personnel may remain associated with the company following the business combination. Please add disclosure in the business section regarding this matter with respect to how this will be determined and whether this will be a term of the business combination agreement. We may have further comment.

      We have revised the first full risk factor on page 13 as well as in the section entitled "Proposed Business - Effecting a business combination - Limited ability to evaluate the target business' management" to indicate that some or all of the Company's key personnel may continue to remain associated with the Company following a business combination in senior management or advisory positions but that such individuals will be able to remain with the Company after consummation of a business combination only if mutually agreed upon by the Company and the target business in connection with the terms of any such combination. We note that any such business combination, including management's continuing role (if any), will be thoroughly described in a preliminary proxy statement to be reviewed by the Staff and subsequently subject to stockholder approval. We have further revised the disclosure to indicate that the future role of the Company's key personnel in the operations of the Company following a business combination will not be a factor in determining whether to proceed with any potential business combination.

Proposed Business, page 21

7. We note the following statements contained under the heading "We have not identified a target business:" "To date, we have not selected any target business on which to concentrate our search for a business combination. Our officers, directors, promoters and other affiliates are not currently engaged in discussions on our behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar business combination with us, nor have we, nor any of our agents of affiliates, been approached by any candidates (or representatives of any candidates) with respect to a possible acquisition transaction with us. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate."

      Please expand this disclosure, if accurate, to affirmatively confirm that no agent or representative of the registrant has taken any measure, direct or indirect, to locate a target business at any time, past or present. If any party, affiliated or unaffiliated with the registrant, has approached you with a possible candidate or candidates, then so disclose or advise the staff. Please note that, in particular we are not seeking simply whether a potential business combination candidate has been "selected," but, rather, are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the registrant or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the registrant. We may have further comment.

      We have expanded the disclosure in the prospectus to confirm that no agent or representative of the Company has taken any measure, direct or indirect, to locate a target business for the Company at any time, past or present, and that none of the Company's officers, directors, promoters or other affiliates has had any contact or discussions with representatives of any other company regarding a potential merger, capital stock exchange, asset acquisition or other similar business combination with the Company nor has the Company, nor any of its agents or affiliates, been approached by any candidates (or representative of any candidates) with respect to a possible acquisition transaction with the Company.

      Supplementally, we wish to advise the Staff of the following:

      o The principals of Chardan II and Chardan III are also the principals of Chardan China Acquisition Corp. (referred to herein as the "Principals").

      o Chardan China Acquisition Corp. consummated its initial public offering in March 2004 and in December 2004 entered into a definitive agreement for a business combination with State Harvest Holdings Limited, a British Virgin Islands corporation ("Origin"), and all of its stockholders.

      o The Principals reviewed and ultimately rejected numerous prospective target businesses (collectively, the "CCAC Targets") while searching for a target business for Chardan China Acquisition Corp. to complete a business combination with.

      o The Principals have not contacted any of the CCAC Targets since rejecting them as business opportunities for Chardan China Acquisition Corp. and entering into the definitive agreement with Origin.

      o The Principals have no present intention to reconsider any of the CCAC Targets for a business combination with Chardan II and Chardan III.

8. Please disclose whether you have any plan or arrangements to hire a consultant to help you conduct the search for a target business. We note Chardan I utilized Best of Best. Discuss whether you have similar plans. We also note the consulting fees paid to Best of Best. Discuss whether consulting fees will be paid from the proceeds not held in trust. If so, please revise the use of proceeds section accordingly. We may have further comment.

      Page 35 of the prospectus under the section entitled "Proposed Business - Effecting a business combination - Sources of target businesses" currently indicates that the Company does not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, although it may do so in the future. Accordingly, the Company may engage Best of Best, although there are no specific plans to do so at this time. If the Company engages firms or other individuals in the future to assist it in its search for a target business, the Company may pay compensation to such firms or other individuals out of the proceeds of the offering not held in trust. We have revised the third risk factor on page 10 and the disclosure on page 26 of the prospectus under the section entitled "Use of Proceeds" to indicate that the Company may pay such fees from the proceeds of the offering not held in trust.

9. We note that Chardan Capital LLC will be paid $7,500 a month from both Chardan II and Chardan III for office space, utilities and secretarial support and that such fees are favorable compared to what could be obtained from an unaffiliated person. We also note this space is shared with Chardan I. Please disclose all other companies utilizing this space, the amount of space being utilized and the basis for the $7,500 per month allocation.

      The only companies that utilize the space provided by Chardan Capital, LLC, which is 1,000 square feet, are Chardan Capital, LLC itself, Chardan China Acquisition Corp., Chardan II, Chardan III and Source Atlantic, Inc. Source Atlantic, Inc. is an affiliate of Mr. Kerry Propper engaged in the medical consulting business. Source Atlantic, Inc. rents office space in this premises (with no administrative services being provided to it). No other companies utilize this space. We have revised the disclosure on page 40 of the prospectus under the section entitled "Proposed Business - Facilites" to indicate that Chardan Capital, LLC, Chardan China Acquisition Corp., Chardan II and Chardan III utilize this office space and that such space is 1,000 square feet. However, we have not included the reference to Source Atlantic, Inc. as we do not believe such information is material to an investor. Additionally, we supplementally indicate to the Staff that the Company will be obtaining a letter from Newmark & Company Real Estate, Inc. indicating that the $7,500 monthly administrative fee is at least as favorable as could be obtained from an unaffiliated third party in San Diego.

10. In the last paragraph under the heading "Selection of a target business and structuring of a business combination," we note the disclosure that the company will not pay any finders or consulting fees to the existing stockholders. Please expand the disclosure, if accurate, to affirmatively confirm that the existing stockholders and their affiliates will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving the company.

      We have revised the disclosure on page 27 in the "Use of Proceeds" section, page 35 and 36 in the "Proposed Business" section and on page 46 in the "Management" section to indicate that no finders, consulting or other similar fee will be paid to the Company's existing stockholders or their affiliates prior to or in connection with the consummation of a business combination.

Principal Stockholders, page 51

11. Please name the directors and several individuals affiliated with the companies that have agreed to purchase warrants in the public marketplace.

      We have revised the disclosure in the "Principal Stockholders" section on page 52 to indicate that Richard D. Propper, M.D., Jiangnan Huang, Kerry Propper and Li Zhang and Daniel P. Beharry, Michael Franz and Michael Norris, each of whom is an affiliate of Chardan Capital, LLC, have agreed to purchase the Company's warrants in the public marketplace.

12. We note the statement that the individuals named on page 52 "may be deemed to be our parent or promoter." Please clearly indicate that these individuals are your promoters, if true, and name all promoters.

      We have revised the disclosure to clarify that such individuals are the Company's promoters.

Description of Securities, page 56

13. We note your disclosure on page 52 that the warrants potentially to be purchased by certain individuals will not be callable. Please disclose the basis for such treatment, both in this section and the summary, and include a risk factor for this issue and, if evidenced by a written agreement, please file such agreement as an exhibit to your next amendment.

      The Company has agreed that any warrants purchased by Richard D. Propper, M.D., Jiangnan Huang, Kerry Propper, Li Zhang, Daniel P. Beharry, Michael Franz and Michael Norris will not be callable by the Company so long as they continue to be held by such individuals or their affiliates. Because these individuals may be insiders, or affiliates of insiders, of the Company at the time of the redemption call, their ability to sell the Company's securities in the open market will be significantly limited. If they remain insiders, the Company will have a policy in place that prohibits insiders from selling the Company's securities except during specific periods of time. Accordingly, unlike public stockholders who could, if the Company called the warrants for redemption, either sell their warrants or exercise such warrants and sell the shares of common stock received upon such exercise freely in the open market, the insiders would be significantly restricted from selling such securities. Additionally, even if the insiders could sell their securities, any sale by an insider would require him to file a Form 4 disclosing such sale and that could have a depressive effect on the price of the stock during the redemption period. For the foregoing reasons, the Company agreed that such warrants would not be callable by the Company so long as they were held by such individuals or their affiliates. The foregoing arrangement is evidenced in Section 6.4.2 of the Warrant Agreement, a copy of which was filed as Exhibit 4.5 with the Company's original filing of its registration statement. We have revised the disclosure in the second full risk factor on page 18 to indicate that such warrants will not be callable by the Company so long as they continue to be held by such individuals or their affiliates. We have further revised the disclosure on page 53 of the prospectus under the section entitled "Description of Securities - Warrants" to provide additional disclosure with respect to the agreements of Richard D. Propper, M.D., Jiangnan Huang, Kerry Propper, Li Zhang, Daniel P. Beharry, Michael Franz and Michael Norris to purchase warrants in the open market following the offering and to set forth the basis for the non-call feature.

14. In the disclosure under the heading "Shares Eligible for Future Sale," briefly discuss the "certain limited exceptions" pursuant to which the existing stockholder shares will be released from escrow prior to the three-year period provided for in the agreement.

      We have revised the disclosure under the heading "Shares Eligible for Future Sale" on page 58 to indicate the existing stockholders' shares will be released from escrow prior to the three-year period only in limited exceptions such as the Company's liquidation after a business combination or a subsequent transaction resulting in the Company's stockholders having the right to exchange their shares for cash or other securities.

15. Please provide disclosure with respect to the agreements of your directors to purchase warrants in the open market following the offering, as stated in risk factor 10.

      We have expanded the disclosure in the third full paragraph under the heading "Description of Securities - Warrants" on page 56 to provide additional disclosure with respect to the agreements of Richard D. Propper, M.D., Jiangnan Huang, Kerry Propper, Li Zhang, Daniel P. Beharry, Michael Franz and Michael Norris to purchase warrants in the open market following the offering.

Underwriting, page 40

16. Please advise whether EarlyBirdCapital, Inc. or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filings, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

      Neither EarlyBirdCapital, Inc. nor any other member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the securities sold in the offering. The Company undertakes to provide the staff with the requested information if EarlyBirdCapital, Inc. or any member of the underwriting syndicate engages in electronic offers, sales or distributions under the Registration Statement after the date hereof and will add the appropriate disclosure in the Registration Statement, if applicable.

17. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

      Neither EarlyBirdCapital, Inc. nor any other underwriter has any arrangement with third parties to host or access the preliminary prospectus on the Internet. If the Company or the underwriters subsequently enter into any such arrangements, the Company will promptly supplement its response.

18. Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.

      Neither the Company nor the underwriters presently intend to engage in a directed share program in connection with this offering.

Financial Statements

19. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

      Duly noted. A currently dated consent of the independent accountants has been included as Exhibit 23.1 within Amendment No. 1 to the Registration Statement.

Note 2 - Proposed Public Offering, page F-10

20.   We note your disclosure regarding the underwriters purchase option on page
      63. Please disclose in the financial statements the material terms of the underwriter's option, including the consideration to be paid by the underwriter, and the terms of the net exercise feature contained in the option. In addition, please tell us how you intend to account for the underwriter's purchase option in your financial statements. Explain your basis for the proposed treatment and refer to EITF 00-19 and other authoritative guidance. As applicable, expand MD&A to discuss the transaction and the likely future effect on your future financial condition and results of operations.

      We have revised Note 2 in the financial statements to indicate that the Company will issue an option ("UPO"), for $100, to the representative ("Representative") of the underwriters in the offering to purchase 300,000 units at an exercise price of $7.50 per unit. The UPO may be exercised by the Representative for cash or on a "cashless" basis, at the holder's option, such that the holder may use the appreciated value of the UPO (the difference between the exercise prices of the UPO and the underlying warrants and the market price of the units and underlying securities) to exercise the UPO without the payment of any cash. The warrants underlying the units included in the UPO will be exercisable at $6.65 per share.

      Supplementally, the Company intends to account for the receipt of the $100 for the UPO and the eventual exercise of the UPO, if any, as equity transactions. We believe that such treatment is in accordance with current authoritative guidance since, as noted in EITF 00-19, paragraph 8, contracts that require physical settlement or net-share settlement should be accounted for as equity. The Company also meets the additional requirements for equity accounting described in EITF 00-19 as follows -

      o     The contract permits the company to settle in unregistered shares.
            - the Company is only required to use its "best efforts" to have this registration statement (which also registers the shares underlying the UPO) declared effective.
      o The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
            - the Company has 19 million authorized but unissued shares of common stock and the amount of shares of common stock underlying all proposed issuances, options and warrants is
                  12.9 million (or 14.7 million if the underwriters option is exercised in full)
      o The contract contains an explicit limit on the number of shares to be delivered in a share settlement
            - the maximum number of units to be issued under the UPO is 300,000.
      o There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC
            -     there is no such provision in the agreement.
      o There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions)
            -     there is no such provision in the agreement.
      o The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares
            -     there is no net-cash provision in the agreement.
      o There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract
            -     there is no such provision in the agreement.
      o There is no requirement in the contract to post collateral at any point or for any reason
            -     there in no such provision in the agreement.

Note 5 - Commitment, page F-10

21. We note your disclosure on page 52 regarding the commitments by your directors and affiliates to purchase warrants in the open market. Please revise the financial statements to disclose all of the material terms of those commitments.

      The commitment to purchase warrants in the aftermarket is between certain of the Company's directors and their affiliates and EarlyBirdCapital, Inc., the underwriter in the offering, and is not with the Company. Accordingly, we do not believe such arrangement needs to be disclosed as a commitment of the Company. Notwithstanding the foregoing, we have revised Note 5 in the financial statements to disclose the material terms of this arrangement.


      If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.


                                        Very truly yours,

                                        /s/ Jeffrey M. Gallant

                                        Jeffrey M. Gallant

cc:   Richard D. Propper
      Jiangnan Huang
      David M. Nussbaum
      Steven Levine
      Robert Mittman, Esq.